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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16014236

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA SECURITY ASSET MANAGEMENT INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 LISBURN ROAD SUITE 102
(No. and Street)

CAMP HILL, PA 17011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE W	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David L Englehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA SECURITY ASSET MANAGEMENT INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ZACHARY BOISVERT, Notary Public
Hampden Twp., Cumberland County
My Commission Expires November 23, 2019

Signature

VICE PRESIDENT
Title

Zachary Boisvert
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors Report

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road
Camp Hill, PA 17011

Report on the Financial Statements

I have audited the accompanying statement of financial condition of PFA Security Asset Management, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of PFA Security Asset Management, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFA Security Asset Management, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of PFA Security Asset Management, Inc. financial statements. Supplemental Information is the responsibility of PFA Security Asset Management, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

PFA Security Asset Management, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended 12/31/2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Metro Bank-Checking	8,351.35
Total Checking/Savings	8,351.35
Accounts Receivable	
Accounts Receivable	16,128.24
Total Accounts Receivable	16,128.24
TOTAL ASSETS	**24,479.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	16,197.56
Total Accounts Payable	16,197.56
Total Current Liabilities	16,197.56
Total Liabilities	16,197.56
Equity	
Additional Paid In Capital	
Additional Pd In Cap-Amos	5,771.70
Additional Pd In Cap-Englehart	6,071.70
Additional Pd In Cap-Gill	1,739.20
Additional Pd In Cap-Grier	4,328.20
Additional Pd In Cap-Nickum	6,071.71
Additional Pd In Cap-Russell	15,788.00
Additional Pd In Cap-Zimmermann	7,096.69

Additional Pd In Cap-Zlogar	348.80
Total Additional Paid In Capital	47,216.00
Common Stock	
Common Stock-Amos	173.90
Common Stock-Englehart	173.90
Common Stock-Gill	108.70
Common Stock-Grier	173.90
Common Stock-Nickum	173.90
Common Stock-Zimmermann	173.90
Common Stock-Zlogar	21.80
Total Common Stock	1,000.00
Opening Bal Equity	-14,003.30
Retained Earnings	-20,946.62
Treasury Stock	-5,000.00
Net Income	15.95
Total Equity	8,282.03
TOTAL LIABILITIES & EQUITY	**24,479.59**

The accompanying notes are an integral part of these financial statements.

PFA Security Asset Management, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended 12/31/2015

	Jan - Dec 15
Income	
Commission Inc-Mutual Funds	23,352.16
Commission Inc-Variable Annuity	1,410,952.12
Total Income	1,434,304.28
Expense	
Accounting	2,388.12
Bank Service Charges	60.00
Commission Expense	1,359,132.04
Executive Compensation	15,371.75
FINRA Assessment	20,000.00
Office Expense	37,336.42
Total Expense	1,434,288.33
Net Income	**15.95**

The accompanying notes are an integral part of these financial statements.

PFA Security Asset Management, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended 12/31/2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	15.95
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	2,184.03
Accounts Payable	-2,117.21
Net cash provided by Operating Activities	82.77
Net cash increase for period	82.77
Cash at beginning of period	8,268.58
Cash at end of period	**8,351.35**

The accompanying notes are an integral part of these financial statements.

PFA Security Asset Management, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended 12/31/2015

PFA SECURITY ASSET MANAGEMENT INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Paid In Capital		Treasury Stock		Retained Earnings		Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount		Amount
Balance January 1, 2015	72	$1,000	72	$47,216	28	($5,000)	($34,950)		$8,266
Net Income	-	-	-	-	-	-	$15.95		$15.95
Capital Transactions	-	-	-	-	-	-	-	-	
Prior Period Adjustments	-	-	-	-	-	-	-	-	
Balance December 31, 2015	72	$1,000	72	$47,216	28	($5,000)	($34,934)	0	$8,282

The accompanying notes are an integral part of these financial statements.

PFA Security Asset Management, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended 12/31/2015

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

The accompanying notes are an integral part of these financial statements.

PFA Security Asset Management, Inc.
Notes to Financial Statements
As of and for the Year-Ended 12/31/2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by PFA Security Asset Management, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Arizona effective July 20, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in Camp Hill, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of investment company products and variable products and variable insurance contracts.

The Company received greater than 90% of its income from several providers.

Income taxes

Effective July 21, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i) by promptly transmitting all customer funds to the investment company who carries the customer accounts.

NOTE D – SIPC EXCLUSION

Statement Regarding Exclusion from Membership in SIPC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Exclusion from the Securities Investor Protection corporation (SIPC) for the period this audit period, which were agreed to by the Company and, where applicable, any relevant parties, solely to assist you and the other relevant parties in evaluating the Company's compliance with the Exclusion from Membership.

The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties relevant to this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The Company may be excluded from membership in SIPC [SEA Rule 17a-5(e)(4)] due to certain exclusions, which could include one or more of the following: limited to transactions in security futures products, business limited exclusively to the distribution of mutual funds, the sale of variable annuities, the business of insurance, or the furnishing of investment advice to investment companies or insurance company separate accounts, and broker-dealers whose principal business, in determination of SIPC, is outside the United States and its territories. According to a review of the Company's business, it has been determined that the Company is excluded from membership in SIPC; its business was limited to the distribution of shares of registered open end investment companies or unit investment trusts and/or the sale of variable annuities.

Attached hereto is a copy of the Form SIPC-3 filed by the Company for the audit period.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] VICE PRESIDENT 12/22/14
Authorized Signature/Title Date

SIPC-3 2015

8-

8-052062 FINRA DEC 2/7/2000
PFA SECURITY ASSET MANAGEMENT INC
704 LISBURN ROAD STE 102
CAMP HILL, PA 17011

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SCANNED
JAN 22 2015
2

FY 2015

Form SIPC-3

mailed 12-22-14

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

NOTE E – RELATED PARTY TRANSACTIONS

All of the Company's commission expenses are paid to the stockholders of the Company. Commission expenses were $1,763,885.17 for the year December 31, 2015.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

PFA Security Asset Management, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$	8,282.00
Nonallowable assets:			
Fixed Assets	0.00		
Accounts receivable – other	0.00		(0.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	8,282.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	1,080.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	3,282.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	16,198.00
Percentage of aggregate indebtedness to net capital		195.58%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	8,282.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		8,282.00
Reconciled Difference	$	(0.00)

See accountant's audit report

PFA Security Asset Management, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2015, the Company had net capital of [$8,282] which was [$3,282] in excess of its required net capital of [$5,000]. The Company's net capital ratio was [195.58%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

PFA Security Asset management, Inc.	30-Sep-15			
SIPC Reconciliation		SIPC 7	AUDIT	Diff
2. Total Revenue FOCUS IIA Line 9		$ 554,896.00	$ 554,896.00	$ -
2b. Additions				
2b(1) (Rev from securities subsidiaries)		$ -	$ -	
2b(2) (Loss from principal transactions in trading accts)		$ -	$ -	
2b(3) (Loss from principal transactions in commodities)		$ -	$ -	
2b(4) (Interest & Dividends deducted in computing 2a)		$ -	$ -	
2b(5) (loss from mgmt in participation in underwritings/distributions)		$ -	$ -	
2b(6) (Other expenses of underwritings)		$ -	$ -	
2b(7) (Net loss in investment accounts)		$ -	$ -	
Total Additions		$ -	$ -	
2c. Deductions				
2c(1) (deductions from distributions of investment co., annuities, advisory and futures)		$ 493,089.00	$ 493,089.00	
2c(2) (Revenues from commodities)		$ -	$ -	
2c(3) (Commissions to other b/d's)		$ 7,139.00	$ 7,139.00	
2c(4) (Reim for proxy postage)		$ -	$ -	
2c(5) (Gain from investment accounts)		$ -	$ -	
2c(6) (Markups on Treasuries and CD's)		$ -	$ -	
2c(7) (Printing and advertising of underwritings)		$ -	$ -	
2c(8) (non-securities related revenue)		$ -	$ -	
2c(9)(i) (Interest/dividend expense (FOCUS IIA / Line 13))	$ -	$ -	$ -	
2c(9)(ii) (40% of margin interest earned (FOCUS I Only)	$ -			
2c(9)		$ -	$ -	
Total Deductions		$ 500,228.00	$ 500,228.00	
SIPC Net Operating Revenues		$ 54,668.00	$ 54,668.00	
2.A.General Assessment	0.0025	$ 136.67	$ 136.67	
2.B. SIPC 6 Payment			$ 59.00	
2.C. Prior Year Overpayment		$ -	$ -	
2.D. Assessment Balance		$ 136.67	$ 77.67	
		$ -	$ -	
SIPC 7 Balance Due			$ 77.67	$ 77.67

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

PFA

SECURITY ASSET MANAGEMENT, INC.
Broker-Dealer

704 Lisburn Road, Suite 102, Camp Hill, PA 17011 Phone: (717) 761-8485 Fax: (717) 730-0749

January 25, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that PFA Security Asset Management, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2015 through December 31, 2015. PFA Security Asset Management, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). PFA Security Asset Management, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, July 21, 1999.

Curt H. Zimmermann, the president of PFA Security Asset Management, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

David L. Englehart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected PFA Security Asset Management, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (717) 761-8485.

Very truly yours,

PFA Security Asset Management, Inc.
Curt H. Zimmermann
President

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road
Suite 102
Camp Hill, PA 17011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) PFA Security Asset Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PFA Security Asset Management, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) PFA Security Asset Management, Inc. stated that PFA Security Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PFA Security Asset Management, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PFA Security Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, PA 17011

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by PFA Security Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating PFA Security Asset Management, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). PFA Security Asset Management, Inc.'s management is responsible for PFA Security Asset Management, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $6,500.69

2. Compared audited Total Revenue for the period of January 01, 2013 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, PFA Security Asset Management, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 22, 2016

PFA Security Asset Management, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2015

CRD # 101161

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